Exhibit 99.(a)(1)(E)

Form of Letter to Brokers, Dealers,
Commercial Banks, Trust Companies and Other Nominees
Regarding the Offer by

MADISON HARBOR BALANCED STRATEGIES, INC.

To Purchase for Cash 2,060 of Its Issued and Outstanding
Shares at a Purchase Price Equal to 90% of Net Asset Value at September 30, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Pursuant to your request, we are enclosing the material listed below relating to the offer by Madison Harbor Balanced Strategies, Inc. (the “Fund”) to purchase 2,060 of its issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), for cash at a price of $921.49 per Share, which is equal to the net asset value of the Fund per share determined as of September 30, 2007, discounted by 10% upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 2007 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the “Offer”). THE OFFER EXPIRES AT 5:00 P.M., EASTERN TIME, ON NOVEMBER 30, 2007, UNLESS EXTENDED.

The following documents are enclosed:

(1)         Offer to Purchase dated November 2, 2007;

(2)         Letter of Transmittal to be used to tender Shares; and

(3)         Form of Letter to Clients, which may be sent upon request for information by your clients for whose account you hold Shares registered in your name (or in the name of your nominee).

No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 5 of the Letter of Transmittal. Backup withholding tax at a 28% rate may be required unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided to the Fund or the Fund’s transfer agent, Citigroup Fund Services (“Citigroup”). Certain withholdings may also apply with respect to payments to non-U.S. Shareholders. See Instructions 4 and 10 of the Letter of Transmittal.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Additional copies of the enclosed material may be obtained from Citigroup in the manner indicated in the Offer to Purchase. Any questions you have with respect to the Offer should be directed to Dan Engelhardt, at 1-866-348-6466.

Very truly yours,
MADISON HARBOR BALANCED STRATEGIES, INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE FUND OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.